 Exhibit 99.1

 AIRNET TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except share and per share data)

	As of December 31,	As of June 30,
	2019	2020
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$958	$1,574
Restricted cash	1	1
Accounts receivable, net	8,421	11,566
Notes receivable	-	156
Prepaid concession fees, net	718	-
Other current assets, net	28,796	26,892
Amounts due from related parties	27	28
Total current assets	38,921	40,217
Property and equipment, net	13,380	12,662
Prepaid equipment costs, net	30	29
Long-term investments, net	43,002	41,005
Long-term deposits, net	854	863
Operating lease right-of-use assets	1,519	1,051
TOTAL ASSETS	97,706	95,827
Liabilities
Current liabilities:
Short-term loan	144	3,318
Accounts payable	35,544	37,372
Accrued expenses and other current liabilities	8,544	7,903
Deferred revenue	2,813	2,528
Income tax payable	11,833	11,632
Amounts due to related parties	3,127	4,271
Operating lease liability, current	902	910
Consideration received from buyer	28,728	28,308
Payable of earnout commitment	21,913	21,593
Total current liabilities	113,548	117,835
Non-current liabilities:
Long-term loan	2,586	2,477
Operating lease liability, non-current	535	52
Total liabilities	116,669	120,364

AIRNET TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - CONTINUED

(In U.S. dollars in thousands, except share and per share data)

	As of December 31,	As of June 30,
	2019	2020
		(Unaudited)
Equity

Ordinary shares ($0.001 par value; 900,000,000 shares authorized; 127,697,055 shares issued as of December 31, 2019 and June 30, 2020; 125,664,777 shares outstanding as of December 31, 2019 and June 30, 2020)	128	128
Additional paid-in capital	284,887	284,980
Treasury stock (2,032,278 shares as of December 31, 2019 and June 30, 2020)	(2,351)	(2,351)
Accumulated deficit	(293,892)	(299,061)
Accumulated other comprehensive income	31,692	32,263

Total AirNet Technology Inc.'s shareholders' equity	20,464	15,959

Non-controlling interests	(39,427)	(40,496)

Total deficit	(18,963)	(24,537)

TOTAL LIABILITIES AND DEFICIT	$97,706	$95,827

AIRNET TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands, except share and per share data)

	Six months ended June 30,
	2019	2020
	(Unaudited)	(Unaudited)

Revenues	$12,925	$12,213
Business tax and surcharges	(99)	(53)
Net revenues	12,826	12,160
Less: Cost of revenues	11,866	11,100
Gross profit	960	1,060

Operating expenses:
Selling and marketing	2,196	1,210
General and administrative	7,769	4,050
Research and development	633	420
Total operating expenses	10,598	5,680
Loss from operations	(9,638)	(4,620)
Interest expense, net	(240)	(335)
Loss from long-term investments	(809)	(1,327)
Gain from liability settlement	6,572	-
Other (expense) income, net	(1,303)	712

Loss from operations before income taxes	(5,418)	(5,570)
Income tax expenses	(38)	(1)
Net loss	(5,456)	(5,571)
Less: Net loss from operations attributable to non-controlling interests	(635)	(402)
Net loss from operations attributable to AirNet Technology Inc.'s shareholders	$(4,821)	$(5,169)

Net loss	$(5,456)	$(5,571)
Net loss attributable to AirNet Technology Inc.'s shareholders	$(4,821)	$(5,169)

Net loss attributable to AirNet Technology Inc.’s shareholders per ordinary share
- Basic and diluted	$(0.04)	$(0.04)

Net loss attributable to AirNet Technology Inc.’s shareholders per ADS
- Basic and diluted	$(0.38)	$(0.41)

Weighted average ordinary shares used in calculating net loss per ordinary share
- Basic and diluted	125,664,777	125,664,777

Weighted average ADS used in calculating net loss per ADS
- Basic and diluted	12,566,478	12,566,478